SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2011

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the letter dated September 8, 2011 filed with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores.

By letter dated September 8, 2011, the Company reported its financial statements for the twelve-month period ended on June 30, 2011 and June 30, 2010 requested by Section 62 of the Bolsa de Comercio de Buenos Aires’ rules.

IRSA Inversiones y Representaciones Sociedad Anónima

June 30, 2011 and 2010

1. Period Results

	In thousands of Ps.
		06/30/10
Ordinary	282,104	334,501
Extraordinary		—

Period Profit	282,104	334,501

2. Net Worth Composition

Subscribed Capital	578,676	578,676
Treasury Shares		—
Total Subscribed Capital	578,676	578,676
Capital integral adjustment	274,387	274,387
Premium on Shares	793,123	793,123
Technical Revaluations	—	—
Legal Reserve	57,031	40,306
Transitory Conversion Difference	34,124	17,459
Reserve for New Projects	394,262	193,486
Retained Earnings	353,212	505,609

Total Net Worth	2,481,815	2,403,046

In accordance with Article o), of the above referred rules, the Company informed that as of the end of the Financial Statements period the authorized stock capital of the Company was Ps. 578,676,460; its share composition is divided into 578,676,460 non endorsable registered common shares face value Ps. 1 each, and with one vote each.

The principal shareholder of the Company is Cresud S.A.C.I.F.y A. (“Cresud”), with 333,891,125 shares, which represent 57.70% of the issued and outstanding capital stock of the Company.

Furthermore, we inform that as of June 30, 2010, without taking into account Cresud’s holdings, other share holders held 244,785,335 nominative non-endorsable common shares of $1 par value each and entitled to 1 vote each, which represents 42.30% of the issued and outstanding capital stock.

As of June 30, 2010, there are no options or convertible notes outstanding to acquire our shares.

Among the activities developed during the fiscal year, the following may be highlighted:

•	Revenues and EBITDA from the rental segments increased 24% and 31%, respectively, during fiscal year 2011, accounting for 72% of total Revenues and 86% of the total EBITDA.

•	IRSA’s revenues increased 9% to Ps. 1,441.9 million, and EBITDA grew 9% to Ps. 760.1 million during the last fiscal year.

•

During this fiscal year we consummated the purchase of 29.6% of APSA from our main shareholder, Parque Arauco: at present we control 94.9% of the leading company in the Argentine shopping center industry.

•	The Shopping Center segment has continued to show a solid performance, with a 30% growth in Revenues, EBITDA/Sales margins in the whereabouts of 77% and occupancy levels above 97%.

•

Since July 1, 2010, APSA has been operating “Soleil Factory”, its twelfth shopping center, improving invoicing and occupancy levels. An optimization plan is being developed, which will be rolled out in the next fiscal year.

•

APSA purchased 50% of the company Nuevo Puerto Santa Fe, which is licensee of the “La Ribera” shopping center located in the City of Santa Fe. This marks APSA’s thirteenth shopping center under operation.

•

As concerns the office segment, we have started to develop a new premium building in the district of Catalinas, and we purchased a 160,000 sqm plot of land in the district of San Martín, Buenos Aires, that was owned by Nobleza Picardo, intended for commercial use.

•	Net income was Ps. 282.1 million compared to Ps. 334.5 million in fiscal year 2010, due to higher financial burdens and a lower contribution of income from Banco Hipotecario S.A.

•

On July 20, 2010, we issued fixed-rate negotiable obligations due in 2020 for a total principal amount of USD 150.0 million, accruing interest at a rate of 11.5% per annum, and repayable in a single payment in 2020. In this way, IRSA reopened the long-term debt market for Argentine companies after the international financial crisis.

•	During this fiscal year IRSA distributed dividends for Ps. 120 million (Ps. 0.207 per share or Ps. 2.07 per ADR).

•

Our Board of Directors has called a General Shareholders’ Meeting for May 26 and has adopted the position to reopen Alto Palermo S.A.’s capital adopted at the Shareholders’ Meeting of such company. In addition, a dividend payment of Ps. 100 million (Ps. 0.173 or 1.73 per ADR) was approved.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Vice Chairman of the Board of Directors

Dated: September 8, 2011.